Exhibit 99.2

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports third quarter 2021 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (funds from operations, operating earnings (loss) and free funds flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (October 27, 2021) – “In the third quarter of 2021, Suncor generated funds from operations of $2.6 billion, underpinned by strong results from the Refining & Marketing business and including the significant planned turnaround at Oil Sands Base,” said Mark Little, president and chief executive officer. “Since the start of 2021, we have returned $2.6 billion to our shareholders through share repurchases and dividends and have reduced net debt by $3.1 billion, demonstrating significant progress towards fortifying our balance sheet and meeting our capital allocation targets for the year.”

•	Funds from operations increased to $2.641 billion ($1.79 per common share) in the third quarter of 2021, compared to $1.166 billion ($0.76 per common share) in the prior year quarter. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.718 billion ($3.19 per common share) in the third quarter of 2021, compared to $1.245 billion ($0.82 per common share) in the prior year quarter.

•	The company recorded operating earnings(1) of $1.043 billion ($0.71 per common share) in the third quarter of 2021, compared to an operating loss of $338 million ($0.22 per common share) in the prior year quarter. The company had net earnings of $877 million ($0.59 per common share) in the third quarter of 2021, compared to a net loss of $12 million ($0.01 per common share) in the prior year quarter.

•	Refining and Marketing (R&M) delivered $947 million in funds from operations in the current period, marking the third highest results for third quarter funds from operations on record. The increase in funds from operations in the third quarter of 2021, compared to $594 million in the prior year quarter, was a result of the improving business environment and strong refinery utilizations of 99%, and was achieved despite Canadian gasoline and diesel demand estimated to be 7%(2) below the comparable period in 2019. R&M funds from operations included a first-in, first-out (FIFO) inventory valuation gain of $84 million after-tax in the third quarter of 2021, compared to $164 million in the prior year quarter.

•	Suncor’s total upstream production increased to 698,600 barrels of oil equivalent per day (boe/d) in the third quarter of 2021, compared to 616,200 boe/d in the prior year quarter, due to continued strong performance from the company’s In Situ assets and increased production volumes at Syncrude, partially offset by the impact of the significant planned turnaround at Oil Sands Base plant Upgrader 2 and planned maintenance at Firebag, which was completed in the quarter.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
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•	Suncor successfully assumed the role of operator of the Syncrude asset on September 30, 2021, a critical step towards driving greater integration, efficiencies and competitiveness across all Suncor- operated assets in the region.

•	Suncor and the co-owners of the Terra Nova project finalized an agreement to restructure the project ownership and move forward with the Asset Life Extension (ALE) project, which is expected to extend production life by approximately 10 years.

•	Suncor, together with eight Indigenous communities, announced the formation of Astisiy Limited Partnership (Astisiy), which has signed agreements to acquire a 15% equity interest in the Northern Courier Pipeline. The pipeline, which connects the Fort Hills asset to Suncor’s East Tank Farm, will be operated by Suncor and is expected to provide the eight Indigenous communities with reliable income for decades.

•	In the third quarter of 2021, the company returned $1.0 billion to its shareholders through $704 million in share repurchases and payment of $309 million of dividends, and reduced net debt(3) by $2.0 billion.

•	Since the beginning of 2021, Suncor has reduced net debt by $3.1 billion and repurchased $1.7 billion of its common shares since the start of its normal course issuer bid program (NCIB) in February 2021, representing approximately 63 million common shares at an average price of $26.39 per common share, or the equivalent of 4.1% of Suncor’s issued and outstanding common shares as at January 31, 2021. The company is on track to exceed its previously communicated debt reduction and share repurchase targets for the year.

•	Subsequent to the third quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for after-tax proceeds of US$250 million net of closing adjustments and other closing costs, and future contingent consideration of up to US$50 million. The effective date of the sale was January 1, 2021.

•	Subsequent to the third quarter of 2021, Suncor’s Board of Directors (the Board) approved a quarterly dividend of $0.42 per share, which represents an increase of 100% over the prior quarter dividend, reinstating the dividend to the 2019 level. The Board also approved an increase to the company’s share repurchase program to approximately 7% of Suncor’s public float as at January 31, 2021 and concurrently, the Toronto Stock Exchange (TSX) accepted a notice to increase the maximum number of common shares the company may repurchase pursuant to its NCIB to 7% of the company’s public float. The acceleration of share repurchases, dividend increase and expected net debt reductions, compared to the company’s previously announced targets demonstrate the progress made during the year and management’s confidence in the company’s ability to generate cash flow and its commitment to increased shareholder returns.

Financial Results

Operating Earnings (Loss)

Suncor’s operating earnings increased to $1.043 billion ($0.71 per common share) in the third quarter of 2021, from an operating loss of $338 million ($0.22 per common share) in the prior year quarter. The increase in operating earnings was primarily related to higher crude oil and refined product realizations reflecting the improved business environment, higher crude production and refinery crude throughput, and lower depreciation, depletion and amortization (DD&A) and exploration expenses. Operating earnings were partially offset by an increase in operating expenses and royalties associated with Suncor’s increased production in the third quarter of 2021. The prior year quarter operating earnings were negatively impacted by the unprecedented decline in transportation fuel demand, partially offset by lower operating costs.

Net Earnings (Loss)

Suncor’s net earnings were $877 million ($0.59 per common share) in the third quarter of 2021, compared to a net loss of $12 million ($0.01 per common share) in the prior year quarter. In addition to the factors impacting operating earnings (loss) discussed above, net earnings for the third quarter of 2021 were impacted by a $257 million unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt, a non-cash after-tax impairment reversal of $168 million against the Terra Nova assets, a $60 million after-tax loss for early repayment of long-term debt and a $17 million after-tax unrealized loss on risk management activities. The net loss in the prior year quarter included a $290 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a $36 million after-tax unrealized gain on risk management activities.

Funds from Operations and Cash Flow Provided by Operating Activities

Funds from operations were $2.641 billion ($1.79 per common share) in the third quarter of 2021, compared to $1.166 billion ($0.76 per common share) in the third quarter of 2020. Funds from operations were influenced by the same factors impacting operating earnings (loss) noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.718 billion ($3.19 per common share) for the third quarter of 2021, compared to $1.245 billion ($0.82 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a greater source of cash associated with the company’s working capital balances in the current period compared to the prior year quarter. The source of cash in the third quarter of 2021 was primarily due to an increase in accounts payable and accrued liabilities and the receipt of the company’s 2020 federal income tax refund.

Operating Results

Suncor’s total upstream production increased to 698,600 boe/d in the third quarter of 2021, compared to 616,200 boe/d in the prior year quarter, reflecting continued strong performance from the company’s In Situ assets and increased production volumes at Syncrude, partially offset by the impact of the significant planned turnaround at Oil Sands Base plant Upgrader 2 and planned maintenance at Firebag, which was completed in the quarter.

The company’s net synthetic crude oil production was 405,500 barrels per day (bbls/d) in the third quarter of 2021 compared to 410,800 bbls/d in the prior year quarter. In the third quarter of 2021, the company completed its five-year planned turnaround at Oil Sands Base plant Upgrader 2, and subsequent to the quarter the asset ramped up to normal operating rates. Syncrude upgrader utilization was 91% in the third quarter of 2021, compared to 78% in the prior year quarter. The prior year quarter was impacted by planned turnaround maintenance at both Oil Sands operations and Syncrude, and an operational incident at the secondary extraction facilities at Oil Sands Base plant.

The company’s non-upgraded bitumen production increased to 199,600 bbls/d in the third quarter of 2021 from 108,200 bbls/d in the prior year quarter due to continued strong performance from the company’s In Situ assets and the impact of the significant planned turnaround at Oil Sands Base plant Upgrader 2, resulting in less Firebag volumes being processed at the upgrader and therefore increased non-upgraded bitumen being sold to market. The increase in production was partially offset by planned maintenance at Firebag in the third quarter of 2021. Production at Fort Hills increased during the third quarter of 2021, compared to the prior year quarter. During the third quarter of 2021, significant progress on the mine ramp up strategy was achieved and Fort Hills continued to manage overburden removal and build ore inventory according to plan. Fort Hills is expected to transition to a two-train operation and operate at full production rates by the end of the year.

Exploration and Production (E&P) produced 93,500 boe/d during the third quarter of 2021, compared to 97,200 boe/d in the prior year quarter. The decrease was primarily due to natural production declines, partially offset by higher production at the Golden Eagle Area Development and liftings in Libya in the third quarter of 2021 compared to no liftings in the prior year quarter.

Refinery crude throughput increased to 460,300 bbls/d and refinery utilization was 99% in the third quarter of 2021, compared to refinery crude throughput of 399,700 bbls/d and refinery utilization of 87% in the prior year quarter, reflecting strong utilizations across all refineries comparable to the same periods in 2018 and 2019, despite Canadian gasoline and diesel demand estimated to be 7% below the comparable period in 2019. The prior year quarter reflected reduced rates due to the completion of an eight-week planned turnaround at the Edmonton refinery and lower demand for refined products.

Refined product sales in the third quarter of 2021 increased to 551,500 bbls/d, compared to 534,000 bbls/d in the prior year quarter. Strong utilizations during the quarter, increased demand and secured sales channels positioned the company to capture the improved business environment.

“We continue to execute on our commitment to operational excellence across our assets. During the third quarter of 2021, Suncor once again outperformed the Canadian refining average, achieving 99% utilization at our refineries, and capturing funds from operations that exceeded the comparable 2019 levels in the downstream business,” said Little. “In 2021, we completed the largest annual maintenance program in the company’s history, including the completion of the significant turnaround at Oil Sands Base and planned maintenance at Firebag during the quarter, enabling us to return to normal production rates across our asset base in the fourth quarter.”

The company’s total operating, selling and general expenses were $2.768 billion in the third quarter of 2021, compared to $2.235 billion in the prior year quarter. The increase was primarily due to higher crude production and refinery crude throughput, a significant increase in natural gas prices and lower costs in the prior year quarter. The increase was partially offset by cost reductions related to the company’s strategic initiatives. Increased production in the quarter resulted in higher absolute costs but lower cash operating costs per barrel at Oil Sands operations and Syncrude. The prior year quarter reflected lower costs related to specific measures taken by the company to reduce operating costs in response to the COVID-19 pandemic.

In the first nine months of 2021, the company’s total operating, selling and general expenses were $8.388 billion, which included one-time costs associated with restructuring and integration charges. While the company has made progress on its cost reduction initiatives, it currently estimates that fourth quarter operating, selling, and general expenses will be in line with the year-to-date run rate due to the planned increase in upstream production volumes in the fourth quarter and the expected increase in natural gas input prices. The company’s exposure to higher natural gas costs is partially mitigated by increased revenue from power sales.

Strategy Update

Suncor remains focused on operational excellence and its capital allocation strategy; fortifying the balance sheet through debt reductions and increasing the return to its shareholders in the form of accelerated share repurchases and increased dividends. In the third quarter of 2021, the company continued to make meaningful progress towards its debt reduction strategy by exercising the early redemption option on its outstanding US$750 million 3.60% notes, originally maturing in December 2024, as well as reducing short-term debt by approximately $1.1 billion, contributing to a reduction in net debt of approximately $2.0 billion. Since the start of 2021, Suncor has reduced net debt by $3.1 billion and the company expects to return to 2019 net debt levels during the fourth quarter and be within its 2025 targeted net debt range by the end of the year.

In the third quarter of 2021, the company repurchased approximately 28 million common shares for $704 million under its NCIB and paid $309 million of dividends. Share repurchases in the quarter represent 1.8% of Suncor’s issued and outstanding common shares as at January 31, 2021, and were purchased at an average price of $25.05 per common share. Since the start of its NCIB in February 2021, the company has repurchased $1.7 billion in common shares, representing approximately 63 million common shares at an average price of $26.39 per common share, or the equivalent of 4.1% of Suncor’s issued and outstanding common shares as at January 31, 2021. Since the beginning of 2021, the company has returned approximately $2.6 billion to shareholders, including $1.7 billion in common share repurchases and $943 million in dividends paid, demonstrating its commitment to shareholder returns.

Subsequent to the third quarter of 2021, the Board approved a quarterly dividend of $0.42 per share, which represents an increase of 100% over the prior quarter dividend, as well as an increase to the company’s share repurchase program to approximately 7% of Suncor’s public float as at January 31, 2021. Concurrently, the TSX accepted a notice to increase the maximum number of common shares the company may repurchase pursuant to its NCIB to 7% of the company’s public float. The acceleration of the share repurchases, dividend increase and expected net debt reductions, compared to the company’s previously announced targets demonstrate the progress made during the year and management’s confidence in the company’s ability to generate cash flow and its commitment to increased shareholder returns.

On September 30, 2021, Suncor successfully assumed the role of operator of the Syncrude asset, a critical step towards driving greater efficiencies and competitiveness across all Suncor-operated assets in the region. Suncor assuming operatorship reflects the company’s confidence in the Syncrude asset and Suncor expects to improve operational performance, efficiency and competitiveness and capture increased value by capitalizing on the collective strength of all of the Suncor-operated assets in the region. The change in operatorship is expected to generate annual gross synergies for the joint venture owners of $100 million in the first six months, with an additional $200 million through 2022-2023.

In E&P, Suncor, together with the co-owners of the Terra Nova project, finalized an agreement to restructure the project ownership and move forward with the ALE project. As a result of the agreement, Suncor increased its ownership in the project by approximately 10% to 48% in exchange for a cash payment from the exiting owners, and the agreement includes the previously disclosed royalty and financial support from the Government of Newfoundland and Labrador. Proceeds from the acquisition will be used to partially fund future capital expenditures for the ALE project. Maintenance work on the Floating, Production, Storage and Offloading (FPSO) facility commenced late in the quarter and the FPSO is expected to sail to dry dock in Ferrol, Spain, later in 2021. A safe return to operations is anticipated before the end of 2022. The ALE project is expected to extend the production life by approximately 10 years, provide an additional 70 million barrels of resource for the partnership and provide many benefits to the Newfoundland and Labrador and Canadian economies in the form of taxes, royalties and employment.

Suncor also entered into a conditional agreement to increase its interest in the White Rose asset subject to an economic restart decision for the West White Rose project by mid-2022. Should the decision to restart occur, Suncor has agreed to increase its interest in the White Rose asset by 12.5% to approximately 40% in exchange for a cash payment by the operator to Suncor.

“We continue to deliver on capital discipline and our strategy of optimizing our base business while focusing on high-margin, low-capital projects that deliver significant returns, cash flow and long-term value generation for our shareholders,” said Little. “In the third quarter of 2021, we successfully assumed the role of operator of the Syncrude asset, announced that we are progressing the Terra Nova Asset Life Extension project and, subsequent to the quarter, completed the sale of our working interest in the Golden Eagle Area Development.”

Suncor’s strategy is underpinned by the company’s principles of capital discipline and operational excellence. The company’s 2021 capital expenditures have been heavily focused on the safety and reliability of the company’s operations, which included the completion of the significant planned turnaround at Oil Sands Base plant Upgrader 2 and planned maintenance at Firebag in the third quarter, and significant turnaround activities at Syncrude, Buzzard and across all of the company’s refineries in the second quarter. All significant planned maintenance has been safely completed for 2021, reinforcing the decision to stagger the company’s planned turnarounds at Oil Sands Base plant Upgrader 2 and Syncrude in response to the impacts of the COVID-19 pandemic in the Fort McMurray region.

The company continues to advance a number of strategic initiatives that are expected to contribute to the company’s $2.15 billion incremental free funds flow target. Significant initiatives contributing to the target include tailings management, the expansion of our supply, marketing and trading capabilities, completion of the interconnecting pipelines between Oil Sands Base plant and Syncrude and asset debottlenecks. A tailings management initiative implemented recently, Permanent Aquatic Storage Structure, has lowered tailings treatment and handling requirements resulting in decreased sustaining capital and tailings management spend.

During the third quarter of 2021, Suncor also announced the formation of Astisiy, a partnership with eight Indigenous communities in the Regional Municipality of Wood Buffalo, which has signed agreements to acquire an equity interest in the Northern Courier Pipeline. This historic partnership includes Suncor, three First Nations and five Métis communities who, together, will own a 15% stake in this approximately $1.3 billion pipeline asset. Partners are expected to benefit from revenues generated through competitive tolls from long-term transportation and terminalling services agreements supporting the pipeline, regardless of the price of crude. The pipeline, which connects the Fort Hills asset to Suncor’s East Tank Farm, will be operated by Suncor upon completion of the purchase, and adds to Suncor’s existing pipelines and infrastructure that the company operates in the region. The transaction is anticipated to close in the fourth quarter of 2021.

Subsequent to the third quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for after-tax proceeds of US$250 million net of closing adjustments and other closing costs, and future contingent consideration of up to US$50 million. The effective date of the sale was January 1, 2021. The proceeds will be used to support Suncor’s capital allocation strategy.

Operating Earnings (Loss) Reconciliation(1)(2)

	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Net earnings (loss)	877	(12)	2566	(4151)
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	257	(290)	(80)	253
Unrealized loss (gain) on risk management activities(2)	17	(36)	7	(4)
Restructuring charge(3)	—	—	126	—
Asset impairment (reversal)(4)	(168)	—	(168)	1 798
Loss on early repayment of long-term debt(5)	60	—	60	—
Operating earnings (loss)(1)(2)	1043	(338)	2511	(2104)

(1)	Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)	Beginning in the first quarter of 2021, the company revised its calculation of operating earnings, a non- GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)	Restructuring charge in the Corporate segment recorded in the first quarter of 2021.

(4)	During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. During the third quarter of 2021, the company recorded a non-cash after-tax impairment reversal of $168 million on its share of the Terra Nova assets, in the E&P segment, as a result of the ALE project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

(5)	Charges associated with the early repayment of debt in the Corporate segment.

Corporate Guidance

Suncor has updated its full-year business environment outlook assumptions for Brent Sullom Voe from US$68.00/bbl to US$71.00/bbl, WTI at Cushing from US$65.00/bbl to US$68.00/bbl, WCS at Hardisty from US$52.00/bbl to US$55.00/bbl and New York Harbor 2-1-1 crack from US$18.00/bbl to US$19.00/bbl, due to improvements in key forward curve pricing for the remainder of the year. As a result of these updates, the full-year current income tax expense range has increased from $1.2 billion – $1.5 billion to $1.4 billion – $1.7 billion.

In addition, Oil Sands operations Crown royalties have been updated from 4% – 6% to 5% – 7%, Syncrude crown royalties have been updated from 9% – 12% to 10% – 13% and East Coast Canada crown royalties have been updated from 10% – 14% to 11% – 15%, with the increase in royalty rates attributed to higher forecasted benchmark prices.

For further details and advisories regarding Suncor’s 2021 annual guidance, see www.suncor.com/guidance.

Normal Course Issuer Bid

Subsequent to the third quarter of 2021, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on October 29, 2021, to purchase common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 76,250,000 shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 106,700,000, or approximately 7% of Suncor’s public float as at January 31, 2021. No other terms of the NCIB have been amended.

Between February 8, 2021, and October 25, 2021, and pursuant to the NCIB, Suncor has already repurchased approximately $1.834 billion of common shares on the open market. Pursuant to the NCIB (as amended), Suncor has agreed that it will not purchase more than 106,700,000 common shares, of which 69,058,156 common shares have already been purchased between February 8, 2021, and October 25, 2021.

The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase shares will affect its long-term growth strategy.

Non-GAAP Financial Measures

Certain financial measures referred to in this news release (funds from operations, operating earnings (loss) and free funds flow) are not prescribed by GAAP. Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of Suncor's management's discussion and analysis dated October 27, 2021 (the MD&A) and reconciled to the most directly comparable GAAP measure in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change. Funds from operations and free funds flow are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s capital allocation strategy and target, including that: it remains on track to return to 2019 net debt levels during the fourth quarter and be within its 2025 targeted net debt range by the end of the year, statements surrounding Suncor’s $2.15 billion incremental free funds flow target and the strategic initiatives that are expected to contribute to it, Suncor’s belief that it is on track to exceed its previously communicated debt reduction and share repurchase targets for the year, Suncor’s estimated fourth quarter operating, selling and general expenses and the expectation that the proceeds of Suncor’s sale of its 26.69% working interest in the Golden Eagle Area Development will be used to support Suncor’s capital allocation strategy; Suncor’s expectation regarding Fort Hills’ ramp up strategy, including its belief that it will transition to a two-train operation and operate at full production rates by the end of the year; Suncor’s expectations with respect to the Terra Nova project, including with respect to the ALE project that is expected to extend production life by approximately 10 years and provide an additional 70 million barrels of production, the expected use of proceeds with respect to the acquisition of the increased project ownership interest, and the timing of maintenance work on the Floating, Production, Storage and Offloading facility; the expectation that, now that operatorship of Syncrude has transferred, that there will be gross synergies of approximately $100 million for the joint venture owners within the first six months with an additional $200 million through 2022 – 2023 and that the assumption of operatorship will be a critical step towards improving operational performance, driving greater integration, efficiencies and competitiveness and capturing increased value across all Suncor-operated assets in the region; expectations regarding Suncor’s acquisition, together with eight Indigenous communities, of a 15% equity interest in the Northern Courier Pipeline, including that the transaction will close in the fourth quarter of 2021, that Suncor will operate the pipeline following closing and that the acquisition will provide the eight Indigenous communities with reliable income for decades to come; statements about the NCIB, including the amount, timing and manner of purchases under the NCIB; and Suncor’s full-year outlook range on Oil Sands operations crown royalties, Syncrude crown royalties, East Coast Canada crown royalties and current income tax expenses as well as business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty and New York Harbor 2-1-1 crack. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021, Form 40-F dated February 25, 2021, the MD&A and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or Living our Purpose.

A full copy of Suncor's third quarter 2021 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor's third quarter results, visit suncor.com/webcasts.

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

(1) Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(2) Sources: IHS Markit and Statistics Canada.

(3) Net debt is equal to total debt less cash and cash equivalents.